China Education Alliance, Inc.
58 Heng Shan Road
Kun Lun Shopping Mall
Harbin, People’s Republic of China 150090

December 27, 2007

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3720
Attention:  Michele Anderson, Esq., Legal Branch Chief

Re:	China Education Alliance, Inc. Form SB-2; File No. 333-146023

Ladies and Gentlemen:

This letter will confirm that Guilan Feng is not an officer, director or other affiliate, as defined in Rule 405 of the Commission under the Securities Act of 1933, as amended, of China Education Alliance, Inc. (the “Company”). Her only relationship with the Company is as a stockholder. Ms. Feng’s address is No. 5 Zy Zhao Yang Wei, Hong Shan Street, Shang Gan Ling Dist., Yi Chun City, Heilongjiang 15009 China. This address will be reflected in the 424 filing of the registration statement.

Very truly yours,

/s/ Xiqun Yu
Xiqun Yu, Chief Executive Officer